UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.

(Translation of registrant’s name into English)

c/o Global Ship Lease Services Limited

25 Wilton Road

London SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 5, 2023, Global Ship Lease, Inc. (the “Company”) re-convened its 2022 Annual Meeting of Shareholders (the “Meeting”) for the sole purpose of voting on Proposal Three, as set forth in more detail in the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement furnished to shareholders on or about October 25, 2022. The Meeting was further adjourned to February 2, 2023 at 6:00 p.m. local time, at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece (the “Adjournment”).

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company, dated January 5, 2023, and attached to this Report as Exhibit 99.2 is a copy of a letter to shareholders, dated January 5, 2023, each relating to the Meeting and the Adjournment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)

Dated: January 13, 2023

	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer